Lufthansa

04046991

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 17 Dezember 2004	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING
DEC 2 7 2004
WASH. D.C. 185 SECTION

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

Deutsche Lufthansa Aktiengesellschaft
Von-Gablenz-Str. 2–6

Briefsendungen: 50664 Köln
Paketsendungen: 50679 Köln

Mitglied der IATA/Member of IATA
Telefon/Telephone (02 21) 826-0
Telex 8 873 531
Telefax (02 21) 8 26 38 18
Teletex 2 21 40 34
Telegramme/Telegrams Lufthansa Köln

Deutsche Bank AG Köln
Kto. Nr. 106/1415
BLZ 370 700 60
SWIFT-address DEUT DE DK
Dresdner Bank AG Köln
Kto. Nr. 9809144
BLZ 370 800 40
SWIFT-address DRES DE FF 370
Citibank N.A. New York
(nur USD-Zahlungen)
BLZ 021000089
Kto. Nr. 40562892
SWIFT-address CITI US 33

USt.-ID-Nr. DE 122 652 565

Sitz der Gesellschaft/Corporate Headquarters:
Deutsche Lufthansa Aktiengesellschaft, Köln
Registereintragung/Registration:
Amtsgericht Köln HRB 2168.

Vorsitzender des Aufsichtsrats/
Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

Vorstand/Executive Board:

404 W-03 (CGN CJ/K) 049/40 Printed in the Federal Republic of Germany

ISSUER	FILE NO.
Deutsche Lufthansa AG	82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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Reports Monthly Reports

Monthly Report 11/2004

► **Investor Info**

► **Traffic Figures**

Investor Info

Change in capacity utilisation in November 2004 compared with previous year



80
75
%
70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Nine per cent rise in passenger numbers

In November 2004 the Lufthansa Group airlines carried almost four million passengers - 9.1 per cent more than in the same month last year. Sales rose by 9 per cent against an increase in capacity of 10.3 per cent. Consequently, the passenger load factor slipped by 0.9 pp to 72.5 per cent. On European routes, growth in demand matched available capacity. In the Americas and Asia/Pacific, sales failed to keep pace with the increased capacity. Load factors (78.8 and 79.7 per cent respectively) were thus marginally below the previous year's high level (-0.6 and -2.4 pp respectively). In Asia/Pacific, however, the passenger count rose by 20.4 per cent, in the Americas by 5.4 per cent.
Lufthansa Cargo transported 157,000 tonnes of freight and mail (+ 5.7%) in November, boosting sales by 5.0 per cent. Capacity was increased by 7.9 per cent. This resulted in a cargo load factor of 69.4 per cent, 2.0 percentage points lower than the prior-year figure. Load factors declined in all traffic regions, with the exception of the Americas, thanks to the joint venture with US Airways, which lifted sales by 12.3 per cent.
Overall production (passenger and cargo business) climbed by 9.6 per cent, while sales increased by 7.1 per cent. At 71.0 per cent the overall cargo load factor was only slightly down (-1.7 pp) on the November 2003 figure.

Wage agreement reached with VC pilots' union

Lufthansa and the pilots' union Vereinigung Cockpit reached a pay deal on 4 and 5 December that will cut the airline's costs by about six per cent. The terms of the agreement, which will run until 31 March 2006, include a pay freeze, a rise in monthly flying hours and additional measures to increase flexibility. A separate pay deal negotiated earlier for the 500 pilots at Condor and Condor Berlin will also be implemented as part of the restructuring measures at Thomas Cook. Both parties agreed on 20 December as the headline for endorsing the package.

Pay accord reached with ver.di until end of 2006

On 8 December Lufthansa and the ver.di trade union reached agreement on pay and conditions for the company's 37,000 ground staff. Under the agreement, which runs until 31 December 2006, pay scales will remain unchanged. In return, staff will receive a one-off payment equivalent to 0.5 per cent of their annual salary for 2005 and 1.6 per cent for 2006, and will continue to share company profits. Clauses in the agreement will allow for more flexible working time, while new regulations will apply to staff entering the company. Productivity will be raised by a two-digit percentage by 2006.

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Supervisory Board approves purchase of seven aircraft
At its meeting on 8 December the LH Supervisory Board approved orders for seven Airbus A340-600s. The jets, which are scheduled for delivery from 2006, will mainly replace the longhaul aircraft.

First Class Terminal now in operation
On 1 December Lufthansa implemented the first phase of its concept for top customers with the opening of the First Class Terminal and two First Class Lounges at Frankfurt. Services at the exclusive facility include check-in, security checks, passport control, transfer by limousine direct to the aircraft and a gourmet restaurant. Lufthansa is thus further expanding its lead in this top segment.

Please note:
The next Investor Info with the traffic figures for December 2004 will be published on 11 January 2005.
Additional information on our news is available on the internet
www.lufthansa-financials.com or
www.thomascook.info

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 December 2004

Traffic Figures

Lufthansa Passenger Business Group*	**November 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,969	9.1	47,337	12.4
Available seat-kilometres (mio)	11,085	10.3	130,123	14.0
Revenue pax-kilometres (mio)	8,041	9.0	96,673	15.3
Passenger load factor (per cent)	72.5	- 0.9P.	74.3	+ 0.9P.
Number of Flights	52,337	20.9	575,213	19.8

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**November 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Cargo/mail in 1,000 tonnes	157	5.7	1,601	10.7
Available Cargo tonne-km (mio)	1,021	7.9	10,897	9.5
Revenue Cargo tonne-km (mio)	708	5.0	7,260	12.1
Cargo load-factor (%)	69.4	- 2.0P.	66.6	+ 1.5P.
Number of Flights	2,548	27.8	23,461	8.7

Lufthansa Group	**November 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Available tonne-kilometres (mio)	2,138	9.6	23,908	11.8
Revenue tonne-kilometres (mio)	1,519	7.1	16,999	13.9
Overall load factor (per cent)	71.0	- 1.7P.	71.1	+ 1.3P.
Number of Flights	54,885	21.2	598,674	19.4

Europe (incl. Germany)	**November 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,087	+ 8.8	36,747	+ 11.3
Available seat-kilometers (mio)	3,352	+ 5.5	38,736	+ 9.2
Revenue pax-kilometers (mio)	2,030	+ 5.7	24,917	+ 10.5
Passenger load-factor (%)	60.6	+ 0.1P.	64.3	+ 0.8P.
Cargo/mail in 1.000 tonnes	66	+ 3.7	687	+ 10.0
Available Cargo tonne-km (mio)	119	+ 43.6	1,253	+ 21.6
Revenue Cargo tonne-km (mio)	45	+ 9.8	484	+ 18.6
Cargo load-factor (%)	38.3	- 11.7P.	38.6	- 1.0P.

America (North & South)	**November 2004**	**yoy %**	**cumulative 2004**	**yoy %**

Passengers in 1,000	421	+ 5.4	5,583	+ 11.1
Available seat-kilometers (mio)	3,834	+ 7.6	49,481	+ 11.3
Revenue pax-kilometers (mio)	3,022	+ 6.9	39,316	+ 13.2
Passenger load-factor (%)	78.8	- 0.6P.	79.5	+ 1.4P.
Cargo/mail in 1.000 tonnes	42	+ 16.3	416	+ 14.4
Available Cargo tonne-km (mio)	359	+ 7.1	3,953	+ 8.7
Revenue Cargo tonne-km (mio)	267	+ 12.3	2,725	+ 12.1
Cargo load-factor (%)	74.3	+ 3.4P.	68.9	+ 2.1P.

Asia/Pacific	**November**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	313	+ 20.4	3,311	+ 26.1
Available seat-kilometers (mio)	2,924	+ 20.1	32,109	+ 25.9
Revenue pax-kilometers (mio)	2,330	+ 16.6	25,398	+ 25.1
Passenger load-factor (%)	79.7	- 2.4P.	79.1	- 0.5P.
Cargo/mail in 1.000 tonnes	39	- 1.1	402	+ 7.5
Available Cargo tonne-km (mio)	461	+ 0.5	4,889	+ 7.9
Revenue Cargo tonne-km (mio)	342	- 1.2	3,554	+ 10.9
Cargo load-factor (%)	74.2	- 1.3P.	72.7	+ 2.0P.

Middle East & Africa	**November**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	147	+ 6.5	1,674	+ 16.6
Available seat-kilometers (mio)	971	+ 11.3	9,757	+ 12.8
Revenue pax-kilometers (mio)	655	+ 4.5	7,017	+ 12.8
Passenger load-factor (%)	67.5	- 4.4P.	71.9	+ 0.0P.
Cargo/mail in 1.000 tonnes	10	+ 6.0	97	+ 14.2
Available Cargo tonne-km (mio)	82	+ 18.1	802	+ 6.0
Revenue Cargo tonne-km (mio)	54	+ 8.9	498	+ 13.9
Cargo load-factor (%)	66.1	- 5.6P.	62.1	+ 4.3P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 December 2004

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News/Aktuell News

15 December 2004

Lufthansa

▶ **Lufthansa's declaration of Compliance from 15 December 2004**

At the Supervisory Board Meeting on 8 December 2004 the Executive Board and Supervisory Board issued the following declaration of compliance of the German Stock Corporation Act:

"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare compliance with the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, with the exception of the individualised publication of the remuneration of Executive Board members in the Notes to the Consolidated Financial Statements.

Furthermore, in accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that in future the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette will be complied with in full. The recommendation contained in Section 4.2.4, Sentence 2 of the Code that the remuneration of the individual members of the Executive Board be published in the Notes to the Consolidated Financial Statements will be implemented for the first time in the 2004 Annual Report, as the Executive Board members have meanwhile declared that they agree to the publication of the aforesaid information."

Cologne, 15 December 2004

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Frankfurt, 8 December 2004

▷ **Lufthansa Supervisory Board approves orders for 7 long-haul jets**

At its meeting today (8 December 2004), the Lufthansa Supervisory Board approved orders for seven Airbus A340-600 long-haul jets. The aircraft, scheduled for delivery from 2006, will mainly replace long-haul aircraft. No details on the purchase price were disclosed.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

8 December 2004

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News/Aktuell News

8 December 2004-3

Lufthansa

► **New aircraft for Lufthansa long-haul fleet**

Supervisory Board approves purchase of seven Airbus A340-600 jets

At its meeting today, the Lufthansa Supervisory Board approved orders for seven Airbus A340-600 long-haul jets. The purchase is part of Lufthansa's firm plans to strengthen its position as a leading, global network carrier in the profitable long-haul business. With this decision, Lufthansa is continuing its policy of acquiring state-of-the art aircraft in ecological and economical pursuit of new customer-oriented goals. The A340-600 is noted for high fuel-efficiency and low emissions. The orders were already included in Lufthansa's investment planning.

The new aircraft are scheduled for delivery in 2006 and 2007. The orders are fully in line with capacity planning for the Airbus A380, which will begin joining the fleet from the end of 2007. Besides replacing existing aircraft, the new A340-600s will equip the airline with the capacity required to accommodate forecasted demand in the next few years.

Wolfgang Mayrhuber, Chairman of the Executive Board and CEO Deutsche Lufthansa AG: "Our quality product is convincing more customers, daily. In harness with our partners, we are gearing for systematic growth. Our two hubs in Frankfurt and Munich offer further perspectives in long-haul traffic. Lufthansa is intent on strengthening its strategic position and making the most of its opportunities. Its overriding aim, however, is to achieve profitable and market-driven growth."

The A340-600 is a highly economical aircraft. Lufthansa already has ten of the type in its fleet.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck
Tel +49 69 696 - 51014 / - 2999
Fax + 49 69 696 - 6818
http://media.lufthansa.com

8 December 2004

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29 November 2004

Lufthansa

▸ Lufthansa Technik and Rolls-Royce to establish a joint engine overhaul facility in Thuringia/Germany

"N3 Engine Overhaul Services", a joint venture of Lufthansa Technik and Rolls-Royce for the maintenance of Rolls-Royce engines, will commence operations in Thuringia near Erfurt at the beginning of 2007. At the German location both renowned aerospace companies will create about 500 jobs with a promising future for highly qualified employees. The training programme for the employees is already starting at the beginning of next year, construction work is to start at the end of 2005.

"N3 Engine Overhaul Services" has been founded by Lufthansa Technik AG and Rolls-Royce in February 2003. As of 2007 it will take over the technical support of the state-of-the-art engines Trent 500, 700 and 900 for Airbus long-haul aircraft A330, A340-500/600 and A380, serving the markets of Europe, America and Africa. In the first year of operation the company will have to support about 50 engines, after two years it is supposed to be in charge of 100 engines already. The facility has a total capacity of 200 shop events annually. The total investment amounts to more than Euro 100 million.

The training programme of the 500 employees is already starting in the first quarter of 2005. Under the supervision of Lufthansa Technik and Rolls-Royce experienced employees from metal-processing professions pass through a 15-month course to qualify them for Rolls-Royce engines.

The technical services of the company will also comprise the repair of engine parts in addition to engine servicing. This work will enable Lufthansa Technik's German facilities to achieve a higher utilisation of their capacity.

For further information contact:

Bernd Habbel
Press and Public Relations
Lufthansa Technik AG
Tel +49 40 50 70 3667
email: press.pr@lht.dlh.de
Hamburg, 29 November 2004

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Frankfurt, 23 November 2004

▹ **Chairman and CEO of LSG Holding AG resigns**

Hanns R. Rech Chairman of the executive board and CEO of LSG Lufthansa Service Holding AG has resigned from his position in agreement with the company with immediate effect. The supervisory board of the company has requested Walther Gehl CFO of the company to assume the responsibilities of the CEO on an interim basis.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

23 November 2004

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Frankfurt, 17 November 2004

▷ **Lufthansa sells stake in Autobahn Tank & Rast Holding AG**

The shareholders of Autobahn Tank & Rast Holding AG, Bonn, including Allianz Capital Partners, Apax Fonds and Lufthansa Commercial Holding GmbH have accepted an offer from the Terra Firma investment company to take over the company. The deal is conditional on regulatory approval. Preparations to list the motorway service station business on the stock exchange have been rescinded.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

17 November 2004

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Lufthansa

3rd Interim Report
January–September 2004


Lufthansa
D-AIHB

Lufthansa Group:
Key Data

		January–September **2004**	January–September 2003	Change in per cent	July–September **2004**	July–September 2003
Revenue	€m	**12,723**	11,817	7.7	**4,469**	4,245
of which traffic revenue	€m	**9,652**	8,541	13.0	**3,442**	3,107
EBITDA	€m	**1,384**	932	48.5	**554**	631
EBIT	€m	**571**	–127	–	**281**	176
Profit from operating activities	€m	**698**	2	–	**282**	121
Net profit/loss for the period	€m	**164**	–409	–	**125**	–17
Operating result	€m	**251**	–154	–	**218**	200
Capital expenditure*	€m	**1,292**	717	80.2	**178**	202
Cash flow	€m	**1,415**	1,088	30.1	**763**	469
Total assets as of 30 September	€m	**19,279**	17,747	8.6	–	–
Shareholders' equity as of 30 September	€m	**3,836**	3,304	16.1	–	–
Employees as of 30 September		**92,718**	94,963	–2.4	**92,718**	94,963
Staff costs	€m	**3,525**	3,448	2.2	**1,131**	1,154
Profit/loss per share**	€	**0.36**	–0.89	–	**0.27**	–0.03

**Capital expenditure without equity*
***Number of shares increased to 457.9 million due to capital increase; previous year's figure has been adjusted accordingly*

Date of disclosure: 11 November 2004

Traffic figures of the Lufthansa Groups' airlines*

		January–September 2004	January–September 2003	Change in per cent
Passengers carried	thousand	**38,640**	34,278	12.7
Passenger load factor	per cent	**74.3**	73.1	1.2 p.
Cargo/mail	thousand tonnes	**1,280**	1,154	11.0
Cargo load factor	per cent	**66.2**	64.1	2.1 p.
Available tonne-kilometres	million	**19,426**	17,364	11.9
Revenue tonne-kilometres	million	**13,770**	12,008	14.7
Overall load factor	per cent	**70.9**	69.2	1.7 p.
Number of flights		**485,767**	409,714	18.6

**The traffic figures 2004 include "Lufthansa Regional" and since 2003 Air Dolomiti*

Dear Shareholder,

The pace of growth of the world economy increased in the third quarter of 2004. In Germany the macroeconomic momentum accelerated slightly, so that for 2004 as a whole GDP growth of 1.8 per cent is now expected. This brought the aviation industry high rates of expansion for transport services. Between January and September the Lufthansa Group's airlines consequently registered double-digit increases in their passenger and freight business. Owing to the excess capacity in the market, however, the price level remains unsatisfactory. In addition, the earnings trend was depressed by the oil price, which is continuously spiralling to new record levels.

In the third quarter, which is traditionally the strongest period for the aviation industry, the Lufthansa Group generated an operating profit of €218 (2003: €200m). For the period January to September 2004 the Group posted a cumulative operating result of €251m. In the same period of last year we recorded an operating loss of –€154m.

This interim report up to 30 September 2004 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2003.

Between January and September 2004 the consolidated Group was augmented by seven companies compared with the end of 2003 and by another seven companies vis-à-vis the end of September 2003. Eight companies were no longer included in the consolidated accounts. This only slightly impairs comparability with last year's corresponding figures. Details of these changes are provided on page 20 of this report and in the sections relating to the individual business segments.

Course of business

In the second half of the year the world economy developed better than expected. Most experts have revised their forecasts for 2004 upwards and despite the sharp rise in oil prices now anticipate global growth of almost 5.0 per cent this year. The overall growth pattern shows regional disparities, however. Thus strong impulses are continuing to come from the United States and China, although the pace of expansion in the USA has slowed a little in the wake of the oil price hike. In the euro area and also in Germany the cyclical recovery has picked up speed. In Germany a strong positive impetus has been provided particularly by exports. Domestic demand, by contrast, is still muted and, in particular, private consumption remains subdued as the impediments to growth – the geopolitical situation in the Middle East, the record oil price level, the tight situation on the labour market and the fears of an erosion of the state welfare system – have persisted.

In the third quarter the demand for aviation services recovered further, especially in the intercontinental segment. Lufthansa's airlines profited from this. In the first nine months of 2004 the Group's airlines managed to place their capacity, which had been expanded by a double-digit rate (passenger and freight business), successfully in the market. With the sales volume lifted by 14.7 per cent, we improved the overall load factor by 1.7 percentage points to 70.9 per cent.

Between January and September 2004 the Lufthansa Passenger Business group gained 12.7 per cent more travellers: a total of 38.6 million passengers were welcomed aboard. Available capacity was 14.3 per cent up on the year and capacity sold no less than 16.1 per cent higher. The passenger load factor consequently improved by 1.2 percentage points to 74.3 per cent. A positive trend was also recorded in the volume of freight

business. The amount carried increased by 11.0 per cent to 1.3 million tonnes of freight and mail, the sales volume was 12.8 per cent ahead on the year, while the cargo load factor moved up 2.1 percentage points to 66.2 per cent.

Revenue

In the third quarter of 2004 the trend in average yields in passenger business was unsatisfactory, however. They decreased by 5.1 per cent (by 3.6 per cent after adjustment for cross-currency effects). In the period from January to September they receded by a cumulative 2.0 per cent. While the decline in average yields in freight business decelerated, they were still 7.3 per cent down on the first three quarters of 2003. Traffic revenue rose by 13.0 per cent on the back of the expanded business volume to €9.7bn. The Group's overall revenue grew by 7.7 per cent to €12.7bn as other revenue decreased by 6.3 per cent compared with the same period last year to €3.1bn. In the Catering segment external revenue fell by 12.9 per cent to €1.4bn. This was due to the sale of Chef Solutions and cross-currency effects as well as the ongoing weak course of business in the USA. The MRO segment boosted its revenue with non-Group companies by 3.3 per cent compared with the first nine months of 2003 to €1.2bn. The share of traffic revenue in overall revenue consequently rose further to reach 75.9 per cent.

The smaller volatility in the foreign exchange markets resulted in much lower exchange rate gains of €178m (2003: €340m) and led to a decline in other operating income by 6.3 per cent to €1.0bn. The exchange rate gains are accompanied by exchange rate losses of €167m contained in other operating expenses (2003: €322m). Other operating income also includes proceeds from the disposal of the equity stake in Amadeus Global Travel Distribution S.A. (€292m) and the sale of aircraft and aero-engines (€28m).

Expenses

Operating expenses grew by just 1.4 per cent to €13.1bn and hence more slowly than revenue. Staff costs went up by 2.2 per cent to €3.5bn. Among other things, this reflects the increase in negotiated pay rates for ground staff agreed in February 2003 and the rise by €29m in provisions for partial retirement. Owing to restructuring measures, the continuing restrictive recruitment policy and the sale of Chef Solutions the number of employees contracted by 2.4 per cent. As at 30 September 2004 the Group's workforce totalled 92,718.

Depreciation and amortisation expense fell by 21.8 per cent to €800m. The corresponding figure at the three-quarter stage in 2003 had included extraordinary depreciation of €165m, largely on the goodwill of LSG Sky Chefs USA. By contrast, the cost of materials jumped by 13.2 per cent. Fuel expenses surged by 30.0 per cent to €1.3bn. Around half of this total (15.1 per cent) was attributable to higher consumption resulting from the expansion of production. The other half ensued from the higher prices less the impact of price hedging measures (plus 24.0 per cent) and the change in currency parities (minus 9.1 per cent). Without the price hedging measures the fuel bill would have been €159m higher. Fees and charges rose by 11.6 per cent.

Result

Between January and September 2004 the Lufthansa Group achieved a positive result from operating activities of €698m. This was €696m higher than last year's corresponding figure (€2m). The financial result came to –€383m (2003: –€368m) and was thus €15m lower than in 2003. The net interest result sank by 7.1 per cent to –€256m.

The result from ordinary activities improved by €681m and totalled €315m. After taxes this leaves a net profit for the period of €164m (2003: –€409m).

Cash flow and capital expenditure

The cash flow from operating activities totalled €1.4bn, which was a year-on-year jump of 30.1 per cent. Gross capital expenditure amounted to €1.3bn (2003: €717m). €987m of this sum was invested in purchases of and advance payments on aircraft and the rest in other tangible assets, intangible assets and financial assets. Between January and September 2004 Lufthansa put six new Airbus A340-600s and three A330-300s into service. Seven more A330-300s will be delivered up to the end of 2005.

In the third quarter of 2004 Lufthansa made a start on segregating its provisions for retirement benefit obligations and invested €565m from the liquid funds in share and bond-based funds, which are jointly managed in a master fund. The funds at present are being carried on the balance sheet. At the end of the reporting period the liquid funds exceeded the financial liabilities recorded in the balance sheet by €791m. This owes much to the capital increase carried out in June, which netted the Company €740m.

Major events during the first nine months of 2004

Since January Lufthansa has operated its Regional Partner concept under the brand name "Lufthansa Regional". The partners' aircraft are deployed on a wet lease basis, with Lufthansa assuming the capacity utilisation risk.

On 13 February, as part of its ongoing equity portfolio management strategy, Lufthansa placed a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange and realised a book profit in the current financial year of €292m. This cut Lufthansa's shareholding in Amadeus from 18.3 to 5.1 per cent. With effect from 1 April Lufthansa acquired further shares in Eurowings Luftverkehrs-AG and now holds 49 per cent of the equity. Effective 8 June the companies of the US group Chef Solutions were sold to the US financial investor Questor and with effect from 1 July the Lufthansa Gebäudemanagement group (LGM) to Hochtief-Facility Management GmbH.

The Lufthansa Group is working flat out on its action plan, which is intended to boost the result by a total of €1.2bn up to 2006. For the current year we have identified projects and initiatives with an aggregate volume of €430m, of which measures worth €354m are already in the course of being implemented.

At the beginning of May Lufthansa CityLine concluded a collective labour agreement with Cockpit and UFO, trade unions representing pilots and flight attendants, respectively, covering the 1,600 cockpit and cabin crew members which increases productivity and flexibility and improves the regional airline's cost structures.

In June Lufthansa carried out a capital increase and placed 76,320,000 new registered shares subject to defined trading conditions on the market. Existing shareholders were granted a right of subscription at a ratio of 5:1. On 17 June the new shares were traded for the first time on the German stock exchanges. They carry a full dividend entitlement for the 2004 financial year.

In July Thomas Cook AG reached a basic agreement with the social partners which will yield the group substantial savings on staff costs in Germany. Similar agreements have been concluded for Condor. The negotiations concerning the cockpit personnel have made good headway. In the medium term the management of Thomas Cook AG intends to focus operations on the group's core business. Peripheral activities are to be sold off, and the capital expenditure programme as well as the management's attention

are to be concentrated on the tour operator and airline segments in the core markets.

In the coming 10 to 15 years Lufthansa is aiming to progressively transfer its obligations under domestic company pension plans off the balance sheet to a dedicated special fund. In a first step €565m was invested in July in share and bond-based funds that are jointly managed in a master fund. At the end of the year the fund's assets are to be assigned to a trustee, the Lufthansa Pension Trust, by way of a CTA – Contractual Trust Agreement – model. It is planned to transfer a yearly average sum of €565m to the master fund. This will give the employees an additional safeguard for their company pension entitlements in line with international standards. The provisions for retirement benefit obligations currently shown on the balance sheet will be reduced accordingly. As at 30 September 2004 these provisions totalled €4.6bn.

Lufthansa and Air China are continuing their collaboration in the largest aircraft maintenance operation in China, Ameco Beijing for a further 25 years. The Ministry of Commerce of the People's Republic of China approved the new joint venture contract in July.

On 1 September 2004 Lufthansa introduced the new net pricing distribution model in the German market. This terminated the previous commercial representative status of the travel agencies and hence the commissions which Lufthansa previously paid to them. The travel agencies and also Lufthansa itself now charge customers a service fee for consultancy and booking work. The changeover went very smoothly. No decrease in ticket sales has been recorded. Although the new arrangement has been accepted by the large travel agent chains, the national travel agent association DRV has filed a complaint against Lufthansa with the district court in Cologne.

Lufthansa is currently engaged in collective pay settlement negotiations concerning the pilots in the Lufthansa Group. The previous collective labour agreement was terminated on 30 June. Negotiations on a settlement for cabin and ground staff are also underway in accordance with the Action Plan.

Outlook

The global economic upswing is expected to continue in the fourth quarter of 2004. Although the pace of growth of the world economy could be slowed down if oil prices remain high, it seems unlikely at the moment that the global upturn will be halted in the final three months of this year. The Bundesbank continues to expect better economic data for 2004 in Germany, too, than was previously forecast.

Given this general operating environment, a stable development may also be assumed for the Lufthansa Group. The Group's airlines are banking on their experienced capacity and yield management strategies. The available capacities are being concentrated on markets that have a strong demand and profitable growth prospects. In view of the persisting fierce competitive setting, the expansion of capacity will be more moderate than originally envisaged for the coming months. The current booking and traffic figures indicate that the Passenger Business and Logistics segments will nonetheless be able to extend their market position further. In the Catering segment the situation remains difficult. In the Leisure Travel segment the measures that have been set in train are already starting to have a marked impact, so that for the current business year a positive result from operating activities (EBITA) may be expected. We shall continue to implement our action plan and to monitor the cost trend carefully. If no new crises or unexpected burdens occur in the final weeks of this year, we expect as before, despite the acute situation on the fuel market, to post a full-year operating result of around €300m as well as a clearly positive net result for 2004.

Segment Passenger Business
Lufthansa Passenger Business Group

		January–September 2004	January–September 2003
Revenue	€m	**8,462**	7,474
Segment result	€m	**317**	–6
Operating result	€m	**237**	–130
EBITDA	€m	**1,301**	407
Employees as of 30 September		**34,919**	34,853
Passengers carried	thousand	**38,640**	34,311
Available seat-kilometres	million	**106,342**	93,049
Revenue passenger-kilometres	million	**79,010**	67,999
Passenger load factor	per cent	**74.3**	73.1

The traffic data of the Lufthansa Group's passenger business accelerated further in the third quarter of 2004. Between January and September 38.6 million passengers (+12.7 per cent) flew with Lufthansa, Lufthansa CityLine, Air Dolomiti or the other airlines cooperating under the "Lufthansa Regional" brand name. While available capacity was expanded by 14.3 per cent, the Group succeeded in increasing capacity sold by 16.1 per cent and consequently raised the passenger load factor by 1.2 percentage points to 74.3 per cent.

The Lufthansa Passenger Business group improved its traffic data noticeably in all regions. The Asia/Pacific region recorded growth rates of over 26 per cent, which more than offset last year's sharp drop on account of SARS. The number of passengers carried was boosted by 26.9 per cent to 2.7 million, while the sales volume was up 26.4 per cent on the year. As available capacity was increased by 26.8 per cent, the passenger load factor remained virtually unchanged at 78.6 per cent (–0.3 percentage point). In the Americas 4.6 million people opted to fly Lufthansa, which was a year-on-year jump of 11.9 per cent. Sales increased (+13.8 per cent) faster than capacity (+11.6 per cent). The passenger load factor climbed to 79.5 per cent (+1.5 percentage points) and thus almost reached the 80 per cent mark. Flights to and from Middle East/Africa likewise met with a higher demand. Some 1.4 million passengers (+19.6 per cent) flew with Lufthansa. The passenger load factor edged up to 72.7 per cent (+1.1 percentage points), while 13.6 per cent more seat-kilometres were offered, 15.3 per cent more were sold. In Europe the Passenger Business group was able to win 11.5 per cent more passengers. Close to 30 million passengers were carried and 20.4 billion passenger-kilometres sold (+10.9 per cent). The passenger load factor reached 64.5 per cent and was 1.1 percentage points up on the year.

Excess capacities and a difficult competitive setting eroded average yields in the third quarter. They fell by 5.1 per cent (3.6 per cent after adjustment for cross-currency effects). Between January and September they were 2.0 per cent lower than in the first three quarters of 2003. The fuel surcharges introduced at the end of August naturally yielded no significant extra revenue during the period under review. Traffic revenue grew by 13.9 per cent, i.e. less strongly than sales, and totalled €8.0bn. The Passenger Business group generated overall revenue of €8.5bn (+13.2 per cent) and total segment income of €9.0bn.

Segment expenses rose by 4.2 per cent to €8.7bn. Staff costs expanded by 5.7 per cent to €1.6bn. This includes the 3.3 per cent increase in wages and

salaries agreed in the 2003 pay settlement as well as additional provisions for partial retirement. Moreover, in the first nine months of 2003 the exceptional arrangements in times of crisis that had been introduced from April had dampened staff costs. The headcount on 30 September totalled 34,919 and was on a par with last year. Year-on-year cost reductions were registered for depreciation and amortisation (–8.6 per cent) and other operating expenses (–17.5 per cent). Within the latter item exchange rate losses fell by 59.1 per cent, agency commissions by 9.1 per cent and the costs of insuring flight operations by 14.3 per cent.

The cost of materials totalled €4.7bn and was 16.2 per cent higher than in the same period of 2003. Looking at the sub-items, the growth of fees and charges, at 10.1 per cent, was below output growth, whereas fuel expenses surged by 29.8 per cent. This cost increase, caused by higher consumption and also the soaring price of oil to record levels, was moderated by successful price hedging measures as well as positive cross-currency effects. The segment paid 13.4 per cent more for purchased services than last year, which reflects the higher chartering costs due to the new regional concept.

At €923m, the segment's capital expenditure was more than double the prior-year level. It was mainly allocated to purchases of and advance payments on aircraft. In the period under review Lufthansa put six new Airbus A340-600s and three new A330s into service, while Air Dolomiti additionally deployed two ATR700s. Two of Lufthansa's new Canadair Jets were leased to Eurowings.

Between January and September 2004 the Lufthansa Passenger Business group posted a segment result of €317m compared with –€6m during the same period last year. It also recorded a clearly positive operating result of €237m (2003: –€130m). If the recovery of demand persists, we are confident that we can lift the full-year operating result further – supported by the fuel surcharges introduced at the end of August.

In the winter timetable that came into effect on 31 October Lufthansa restructured a number of routes. Bangkok is now being served daily also from Munich, and the Frankfurt–Cape Town connection is now a non-stop link. Capacity has been expanded vis-à-vis the 2003 winter timetabel by a moderate 4 per cent. The extra supply is concentrated on intercontinental traffic, where Lufthansa has increased available capacity by roughly 7 per cent, whereas the flight supply on continental routes has been reduced by 2 per cent. Since 1 October the extensive cooperation agreement with Air India is being implemented. All flights between India and Germany are now offered on a code-sharing basis, and the two airlines' frequent flyer programmes are also coordinated. Starting in February 2005 Lufthansa intends to commence flights to Hyderabad as a new destination in this growth market.

Following the Finnish airline Blue1 – which has joined the Star Alliance on 31 October – Adria Airways (Slovenia) and Croatia Airlines (Croatia) will become regional partners of the leading airline partnership.

In mid-November Lufthansa will present its new service concept for its top customers and First Class passengers and thus complete the product and innovation offensive that it commenced in autumn 2003. From December these premier clients will be able to enjoy an exclusive service at Frankfurt Airport's new First Class Terminal. With its image campaign that it launched in August Lufthansa is highlighting its strengths, such as product quality, innovativeness, a worldwide route network, technical know-how, reliability and service orientation. The objective is to reinforce the Lufthansa brand and enhance its degree of recognition in the strategic markets.

Segment Logistics*
Lufthansa Logistics Group

		January–September 2004	January–September 2003
Revenue	€m	**1,785**	1,593
Segment result	€m	**13**	12
Operating result	€m	**5**	-7
EBITDA	€m	**84**	110
Employees as of 30 September		**5,046**	5,111
Cargo/mail	thousand tonnes	**1,280**	1,154
Available cargo tonne-kilometres	million	**8,784**	8,044
Revenue cargo tonne-kilometres	million	**5,810**	5,153
Cargo load factor	per cent	**66.2**	64.1

Due to changes in the group of consolidated companies, the comparability of previous year's figures is slightly limited

As of 1 January 2004 the Logistics group of consolidated companies was expanded to include, besides Lufthansa Cargo AG, the newly incorporated companies cargo counts GmbH, Lufthansa Cargo Charter Agency GmbH, Jettainer GmbH and time:matters GmbH.

Lufthansa Cargo managed to further lift its traffic data in the third quarter of 2004. Between January and September the freight volume rose by 11.0 per cent to 1.3 million tonnes of cargo and mail. While output was expanded by 9.2 per cent, the sales volume grew by 12.8 per cent to 5.8 billion revenue tonne-kilometres. The cargo load factor consequently improved by 2.1 percentage points to 66.2 per cent. In virtually all traffic regions Lufthansa Cargo achieved double-digit growth rates in both freight volume and sales. The traffic region Middle East/Africa recorded the biggest rise with an increase of 16.0 per cent (tonnage) and 15.4 per cent (sales volume). In the Americas the growth rate came to 12.3 and 11.3 per cent and in Europe to 10.9 and 19.6 per cent. In Asia/Pacific the freight volume was up 8.7 per cent over twelve months while sales were as much as 12.7 per cent ahead and reached 2.9 billion tonne-kilometres. In all traffic regions Lufthansa Cargo achieved a higher cargo load factor.

Between January and September the Logistics group generated revenue of €1.8bn (+12.2 per cent). €1.7bn of this was traffic revenue, which increased by 9.2 per cent. Although Lufthansa Cargo raised its sales volume substantially and also obtained higher prices, thanks in part to the fuel surcharge, the persistent strength of the euro against the main foreign currencies had a negative impact on the traffic revenue trend. The newly consolidated companies also contributed to revenue growth. Total segment income came to €1.9bn.

Segment expenses went up during the reporting period by 10.0 per cent to €1.9bn. The cost of materials recorded a year-on-year rise of as much as 15.1 per cent. This reflects the hike in fuel costs by €48m or 27.1 per cent as well as the €98m (20.1 per cent) jump in chartering expenses. This was caused by the additional chartering needs of the DHL joint venture, the fleet flexibilisation programme with Air Atlanta and the expanded belly capacities aboard passenger airlines. In the case of the fuel bill the positive effects of the euro/dollar parity and the successful price hedging measures helped to offset the steep rise in the price of fuel and in consumption. Staff costs totalled €256m (+4.9 per cent). The savings from downsizing – the number of employees

contracted by 1.3 per cent to 5,046 – were outweighed by higher provisions for partial retirement and provisions for pending restructuring measures.

In the period from January to September the Logistics segment's capital expenditure amounted to €133m (2003: €9m). This includes down payments and conversion costs for five second-hand MD-11s totalling €127m as part of the fleet rollover programme.

For the first nine months of 2004 the Logistics group posted a segment result of €13m (2003: €12m). The operating result was raised by €12m to €5m. For the fourth quarter no marked improvement of the revenue and yield trends is expected, nor any relief in kerosene costs. The Logistics group is nonetheless confident that it can turn in a positive operating result for 2004 as a whole.

In view of the ever-growing competitive pressure Lufthansa Cargo has launched an "Excellence + Growth" programme with the aim of ensuring sustained profitable growth. Its key points are a process-oriented organisation, the streamlining of internal structures, including a ten per cent cut in jobs, and process speed-ups.

In the third quarter Lufthansa Cargo completed the expansion of the security hub in Frankfurt and gained additional logistics companies as members of the Global Partnership Programme. Cargo counts GmbH has now followed up its contracts with Hapag Lloyd Flug (Hanover) and AirAsia (Malaysia) by concluding a Total Cargo Management agreement with Air Luxor (Portugal).

In Shenzhen in China – a market with great future potential – the freight terminal SACTL has been opened; it is being operated by a joint venture of Lufthansa Cargo and Shenzhen Airport Co., Ltd. On 21 October Lufthansa Cargo and Shenzhen Airlines established a joint freight airline with the participation of Deutsche Investitions- und Entwicklungsgesellschaft. Based in Shenzhen, Jade Cargo International will serve destinations in China as well as offering inner-Asian flights to such countries as India, Malaysia, Singapore and Thailand with at first two Airbus A300-600 freight aircraft.

Segment Maintenance, Repair and Overhaul (MRO)*
Lufthansa Technik Group

		January–September 2004	January–September 2003
Revenue	€m	**2,247**	2,148
Segment result	€m	**171**	130
Operating result	€m	**158**	111
EBITDA	€m	**245**	199
Employees as of 30 September		**18,198**	18,130

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited*

The Lufthansa Technik group of consolidated companies was expanded compared with the period January-September 2003 by the first-time consolidation of Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH (which was set up on 20 January 2004), AirLiance Materials LLC, USA, Lufthansa Technik Aircraft Services Ireland Ltd., Ireland, and a real estate company.

The recovery of demand for maintenance, repair and overhaul (MRO) services continued in the third quarter of 2004 and boosted the course of

business of the Lufthansa Technik group. Between January and September 2004 the segment's revenue grew by 4.6 per cent compared with the first nine months of 2003 to €2.2bn. Revenue with Lufthansa Group companies rose by 6.3 per cent to €1.0bn owing to the refurbishing of the long-haul fleet with the new Business Class as well as additional engine and overhaul events. In its external business, by contrast, the Technik group recorded a drop in its order volume in the engine and completion divisions. The continuing strength of the euro against the dollar additionally dampened revenue growth. The 236 newly clinched contracts with an expected revenue volume of €302m for 2004 as a whole could not fully compensate for this effect. The rise in revenue generated with external companies by 3.3 per cent to €1.2bn was thus due exclusively to consolidation changes. The share of external revenue in total revenue fell as a result by 0.7 percentage points to 54.7 per cent. The Lufthansa Technik group generated total segment income of €2.4bn.

The MRO segment's expenses grew by the slower rate of 3.3 per cent to €2.2bn. Other operating expenses fell year on year by –5.8 per cent following exceptional and non-recurrent effects. Whereas the cost of materials increased by 4.0 per cent, staff costs were 6.2 per cent above the prior-year figure. This was attributable to the expansion of the group of consolidated companies, staff recruitment at Lufthansa Technik Philippines, the negotiated pay increases and the higher provisions for partial retirement. On 30 September 2004 the Lufthansa Technik group had a total workforce of 18,198 persons, which was 0.4 per cent more than a year earlier.

Between January and September 2004 the Lufthansa Technik group was able to boost its segment result by €41m or 31.5 per cent to €171m by dint of determined cost and capacity management. The operating result came to €158m and was likewise considerably better than at the same stage in 2003, when €111m was earned. For the full year Lufthansa Technik expects to improve on the 2003 operating result.

The segment's capital expenditure in the period under review amounted to €61m (+35.6 per cent). Major investment items were the construction start on a new maintenance hangar for Condor Cargo Technik in Frankfurt, the erection of an engine testing facility in America and the acquisition of additional spare aero-engines.

In the third quarter of 2004 Lufthansa received the "A340 Operational Excellence Award" from Airbus for best reliability worldwide in the operation of a large A340 fleet. With this prize Airbus honoured the fine cooperation between Lufthansa Technik and Lufthansa's flight operations. A new contract regulates the continuation of the successful collaboration between Air China and Lufthansa at the largest aircraft maintenance facility in China for a further 25 years. Ameco Beijing (Aircraft Maintenance & Engineering Co.) was set up in 1989 and today provides MRO services to 30 Chinese and 40 international airlines.

Segment Catering*
LSG Sky Chefs Group

		January–September 2004	January–September 2003
Revenue	€m	**1,812**	2,006
Segment result	€m	**–129**	–290
Operating result	€m	**–114**	–152
EBITDA	€m	**0****	75
Employees as of 30 September		**30,265**	33,034

**Due to changes in the group of consolidated the companies comparability of previous year's figures is limited*
***below €0.5m*

Compared with the third quarter of 2003 the consolidated LSG Sky Chefs group was expanded by the incorporation of 41/42 Bartlett (Pty) Ltd and Inflight Catering (Pty) Ltd. The seven companies belonging to the Chef Solutions division that were sold on 8 June 2004 are assigned to the consolidated group only up to this time. Another company that is no longer consolidated is SC International Services Ireland Ltd, which has since been liquidated.

In the third quarter of 2004 the development of the airline catering business continued to suffer from the reduced inflight service of the airlines and from substantial excess capacity. LSG Sky Chefs nevertheless managed to extend a number of client contracts, albeit at lower prices. The LSG Sky Chefs group generated €1.8bn of revenue between January and September 2004; this was 9.7 per cent less than in the same period last year. €107m of the year-on-year fall of €194m was due alone to the change in the group of consolidated companies and €77m to cross-currency effects. These factors also pushed down revenue in the group's most important market, America, by €272m. In Europe/Middle East/Africa and in Asia/Pacific, by contrast, the LSG Sky Chefs group was able to raise its revenue. The total segment income generated amounted to €1.9bn.

The Catering segment's expenses sank by 15.3 per cent to €2.0bn. Staff costs totalled €769m and were 10.0 per cent down on 2003, while the cost of materials declined by 5.6 per cent to €831m. Besides staff-shedding and working time measures, it was the disposal of Chef Solutions that was chiefly responsible for lowering staff costs and the cost of materials. Depreciation and amortisation expense fell by 58.1 per cent compared with 2003 to €129m, as last year this item had included extraordinary depreciation at Sky Chefs USA to the amount of €150m. Other factors that helped to hold down cost growth were cross-currency effects and the closure of loss-making kitchen operations.

The Catering segment's capital expenditure from January to September was kept to the fairly low level of €32m.

Thanks to strict cost and capacity management, the LSG Sky Chefs group achieved noticeably better results in the first nine months of 2004 than during the same period last year. The segment result of –€129m was €161m higher than at the three-quarter stage in 2003; the operating result comes to –€114m (2003: –€152m). For the full year, too, we expect a reduction in the operating loss.

Following the sale of Chef Solutions in June, the Triangle project (reduction of general administrative costs by 30 per cent up to 2006) is now the focal point of the measures designed to improve profitability. Two-thirds of the potential sub-projects and individual measures have meanwhile been earmarked; LSG Sky Chefs has made a start on implementation and has already realised eight per cent of the potential savings. The measures will give an appreciable boost to profitability in the fourth quarter of 2004 and in 2005.

On 1 October the reshuffled Executive Board commenced its work. Walter Gehl is now Chief Financial Officer with additional responsibility for the group's IT infrastructure, while Thomas Nagel has been appointed a deputy member of the board as understudy to the Chief Operating Officer Ulrich Bröscher prior to assuming the latter's responsibilities upon his retirement.

Segment Leisure Travel

Thomas Cook AG

		1 November 2003–31 July 2004	1 November 2002–31 July 2003
Revenue	€m	**4,836**	4,719
Result from operations (EBITA)	€m	**-121**	-231
Average number of employees		**24,566**	26,237

In the third quarter of its business year (1 May to 31 July 2004) Thomas Cook AG made good progress on the way to economic recovery. The number of holidaymakers increased further, revenue went up and the result from operating activities improved significantly.

The slight revival in demand for leisure travel services continued in the third quarter of the 2003/2004 business year. In the period 1 November to 31 July the number of tourists rose by 1.2 per cent compared with previous year to 7.1 million. Despite the continuing marked consumer restraint, the German sales market recorded the largest increase in the number of vacationers with 5.0 per cent. In Western Europe (Belgium/France/Netherlands) and the United Kingdom, by contrast, the number decreased by 0.5 and 2.7 per cent. The average journey price came to €599 (+€1), while the average journey duration shortened by 2.1 per cent to 9.1 days.

From November 2003 to July 2004 Thomas Cook AG generated revenue of €4.8bn, which was 2.5 per cent higher than twelve months previously. It concurrently pushed down the expenses for leisure travel services by 0.9 per cent to €3.7bn. Rising commission payments and higher MRO costs for flight operations were offset largely through falling expenses for hotel services. The gross yield margin improved as a result by 2.6 percentage points to 23.5 per cent.

Of the other cost items, depreciation charges on aircraft decreased owing to the contraction of the Condor fleet, whereas staff costs stayed at the prior-year level. The savings from the reduction on headcount by 6.4 per cent were offset by higher outlays for redundancy payments and retirement benefit obligations.

In the first three quarters of the current business year the Thomas Cook group invested a total of €42m (2003: €172m), mostly in expanding the touristic infrastructure and IT systems. The cash flow from operating activities

was lifted by 39.3 per cent vis-à-vis the previous year to €557m, while net indebtedness was simultaneously cut by 55.8 per cent to €333m.

In the first nine months of the business year 2003/2004 the Thomas Cook group succeeded in almost halving the prior-year loss from operations thanks to higher revenue and above all cost controls. The result from operations (EBITA) improved by €110m to –€121m. For the third-quarter financial statements Thomas Cook already applied the new IFRS-3 Business Combinations which is to be used for Lufthansa's Group accounts from 2005. This necessitated the recognition of scheduled goodwill write-downs with a pro rata volume of –€23m, which pushed down the segment result in the Lufthansa Group's accounts. Based on at-equity valuation it accordingly came to –€142m (2003: –€131m). As the fourth quarter, consisting of the months August, September and October, is traditionally a buoyant period in the leisure travel industry and the group-wide number of bookings in early September was up by 3.9 per cent on the year, the management of Thomas Cook AG is confident that a positive result from operations (EBITA) can be achieved for the current business year.

In the financial year 2003/2004 the top priority has been to cut costs in Germany. The package of measures has been successfully implemented. In addition, agreements have been concluded with most employee groups in Germany that have led to a reduction of staff costs. The negotiations with the pilots' organisation Cockpit are making good headway. The repositioning of Condor has likewise proved successful. Since the introduction of the new concept in May focused on the seat-only segment, 725,000 passengers have booked an individual flight with Condor – 30 per cent more than last year. Between May and September the passenger load-factor of Condor's fleet amounted to 88 per cent on average, which was 3.8 percentage points higher than in the comparable period of last year.

Thomas Cook AG sees a good chance of once again earning a profit before taxes already next year. In the medium term the management will concentrate operations on the group's core business. Peripheral activities are to be sold off, while capital spending and the management's attention are to be focused on the tour operator and airline divisions in the core markets Germany, Austria, United Kingdom, France, Belgium and the Netherlands.

Segment IT Services

Lufthansa Systems Group

		January–September 2004	January–September 2003
Revenue	€m	**458**	447
Segment result	€m	**36**	30
Operating result	€m	**35**	27
EBITDA	€m	**57**	53
Employees as of 30 September		**3,191**	3,172

In the third quarter of 2004 the Lufthansa Systems group maintained its constant good course of business and increased its revenue from January to September by 2.5 per cent. While revenue generated with companies outside the Lufthansa Group rose by 7.5 per cent to €172m due to the takeover of the IT business of DekaBank, internal revenue stagnated at €286m (–0.3 per cent). The Systems group generated total segment income of €478m.

In the period under review the IT segment's expenses grew by 1.6 per cent to €442m. The takeover of staff from DekaBank and the provisions for partial retirement pushed up staff costs by 4.5 per cent. As at 30 September the number of employees was 0.6 per cent higher at 3,191. The cost of materials fell by 12.2 per cent vis-à-vis 2003 owing to restructuring measures.

The Lufthansa Systems group was able to increase its result appreciably between January and September 2004. The segment result came to €36m and thus surpassed last year's comparable figure by €6m, and the operating result was €8m better and reached €35m. A higher operating result than in 2003 is likewise anticipated for the full year.

The Systems group aims to strengthen its international activities also on the production side so as to improve its cost structure and bolster its long-term competitive position.

Service and Financial Companies*

		January–September 2004	January–September 2003
Revenue	€m	–	112
Other segment income	€m	**601**	159
Segment result	€m	**404**	125
Employees as of 30 September		**1,099**	663

**Figures not comparable due to change in group of consolidated companies*

The segment Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH and Lufthansa Flight Training GmbH (from 1 January 2004). The revenue figure shown for last year was earned by START AMADEUS GmbH, which was included in the group of consolidated companies until 28 February 2003. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

The segment result is largely attributable to fixed asset disposals, essentially the sale of a Lufthansa stake (13.2 per cent) in Amadeus Global Travel Distribution which yielded a book profit of €292m. The segment result totals €404m (2003: €125m). The two companies Lufthansa AirPlus and Lufthansa Flight Training contributed €6m and €8m to the segment result. The result for the full year 2004 will likewise distinctly exceed the 2003 figure.

Projections of future developments
This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time.
If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2003 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	Jan–Sep 2004 €m	Jan–Sep 2003 €m	**July–Sep 2004 €m**	July–Sep 2003 €m
Traffic revenue	9,652	8,541	3,442	3,107
Other revenue	3,071	3,276	1,027	1,138
Revenue	**12,723**	**11,817**	**4,469**	**4,245**
Changes in inventories and work performed by the enterprise and capitalised	55	19	40	5
Other operating income	1,015	1,083	211	187
Cost of materials	-6,068	-5,361	-2,163	-1,827
Staff costs	-3,525	-3,448	-1,131	-1,154
Depreciation and amortisation	-800	-1,023	-271	-441
Other operating expenses	-2,702	-3,085	-873	-894
Profit from operating activities	**698**	**2**	**282**	**121**
Income from investments accounted for using the equity method	-125	-118	30	36
Other income from subsidiaries, joint ventures and associates	27	35	5	14
Net interest	-256	-239	-73	-67
Other financial items	-29	-46	-36	5
Financial result	**-383**	**-368**	**-74**	**-12**
Profit/loss from ordinary activities	**315**	-366	**208**	**109**
Other taxes	-39	-25	-14	-12
Profit/loss before income taxes	**276**	**-391**	**194**	**97**
Income taxes	-110	-13	-68	-112
Result after taxes	**166**	**-404**	**126**	**-15**
Minority interests	-2	-5	-1	-2
Net profit/loss for the period	**164**	**-409**	**125**	**-17**
Basic earnings/loss per share*	**€ 0.36**	**€ -0.89**	**€ 0.27**	**€ -0.03**
Diluted earnings/loss per share*	**€ 0.35**	**–**	**€ 0.27**	**–**

**The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 30 September 2004

Assets	30 September 2004 €m	31 December 2003 €m	30 September 2003 €m
Intangible assets	866	953	1,564
Aircraft and spare engines	7,176	6,815	6,749
Other tangible assets	1,403	1,297	1,376
Investments accounted for under the equity method	544	720	785
Other financial assets	732	696	683
Fixed assets	**10,721**	**10,481**	**11,157**
Repairable aircraft spare parts	**426**	**404**	**401**
	11,147	**10,885**	**11,558**
Inventories	384	421	408
Trade receivables	2,004	1,498	1,797
Other receivables and other assets	1,105	929	1,097
Securities	1,413	720	754
Cash and cash equivalents	2,958	2,001	1,837
Current assets	**7,864**	**5,569**	**5,893**
Income tax assets	**202**	**194**	**198**
Prepaid expenses	**66**	**84**	**98**
Total assets	**19,279**	**16,732**	**17,747**

Shareholders' equity and liability	30 September 2004 €m	31 December 2003 €m	30 September 2003 €m
Issued capital	1,172	977	977
Capital reserve	1,366	809	809
Fair value reserves	174	-82	-23
Retained earnings	960	1,933	1,950
Net profit/loss for the period	164	-984	-409
Shareholders' equity	**3,836**	**2,653**	**3,304**
Minority interests	**48**	**43**	**39**
Retirement benefit obligations	4,604	4,327	4,240
Provisions for income taxes	476	332	205
Other provisions and accruals	4,275	3,394	4,064
Provisions and accruals	**9,355**	**8,053**	**8,509**
Long-term borrowings	3,570	3,240	3,426
Trade payables	739	911	831
Other liabilities	1,561	1,622	1,396
Liabilities	**5,870**	**5,773**	**5,653**
Deferred income	**170**	**210**	**242**
Total shareholders' equity and liabilities	**19,279**	**16,732**	**17,747**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	717	-717	–
Dividends	–	–	–	–	–	–	–	–
Net loss for the period	–	–	–	–	–	–	-409	-409
Changes in fair value	–	–	-64	2	–	–	–	-62
Transfers to acquisition cost	–	–	-13	–	–	–	–	-13
Transfers to the income statement	–	–	-54	-2	–	–	–	-56
Other neutral changes	–	–	–	–	-50	-231	–	-281
Balance on 30 September 2003	**977**	**809**	**-26**	**3**	**-116**	**2,066**	**-409**	**3,304**
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	164	164
Changes in fair value	–	–	179	161	–	–	–	340
Transfers to acquisition cost	–	–	30	0*	–	–	–	30
Transfers to the income statement	–	–	-113	-1	–	–	–	-114
Other neutral changes	195	557	–	–	8	3	–	763
Balance on 30 September 2004	**1,172**	**1,366**	**9**	**165**	**-112**	**1,072**	**164**	**3,836**

*below €0.5m

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–September 2004 €m	January–September 2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	276	-391
Depreciation of fixed assets (net of reversals)	807	1,062
Depreciation of repairable aircraft spare parts	25	46
Result from fixed asset disposal	-346	-207
Result from investments accounted for using the equity method	118	110
Net interest	256	239
Income taxes paid	-10	-13
Changes in inventories	37	-11
Changes in receivables, other assets and prepaid expenses	-600	-1
Changes in provisions and accruals	947	712
Changes in liabilities (without borrowings)	-112	-417
Other	17	-41
Cash flows from operating activities	**1,415**	**1,088**
Purchase of tangible assets and intangible assets	-1,163	-535
Purchase of financial assets	-29	-66
Additions to repairable aircraft spare parts	-47	-58
Proceeds from sale of non-consolidated equity investments	431	7
Acquisition of non-consolidated equity investments	-100	-34
Acquisition of consolidated equity investments*	–	-82
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	224	362
Interest received	110	99
Dividends received	42	46
Net cash used in investing activities	**-532**	**-261**
Securities/fixed-term deposits	-692	-171
Net cash used in investing activities and cash investments	**-1,224**	**-432**
Net accrual from capital increase	740	–
Long-term borrowings	483	164
Repayments of long-term borrowings	-209	-972
Other borrowings	-65	-59
Dividends paid	–	-229
Interest paid	-184	-172
Net cash used in financing activities	**765**	**-1,268**
Net increase/decrease in cash and cash equivalents	**956**	**-612**
Effects of exchange rate changes	1	-4
Cash and cash equivalents on 30 September	**2,958**	**1,837**
Securities	1,413	754
Term deposits	0***	0***
Total liquid funds	**4,371**	**2,591**
Net increase/decrease in total liquid funds	1,649	-1,047

**In the first three quarters 2003 less purchased cash and cash equivalents of €2m*
***2004 less disposed cash and cash equivalents of €3m (previous year: €51m)*
****below €0.5m*
Note to the Consolidated Cash Flow Statement see page 18

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. The companies newly included in the consolidated accounts for the first nine months of 2004 were Lufthansa Flight Training GmbH, cargo counts GmbH, Jettainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH and MUSA Grundstücks-Verwaltungsgesellschaft mbH Co.KG (all as of 1 January 2004) and Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, which was set up on 20 January 2004. Seven companies in the business division Chef Solutions were sold on 8 June 2004 and are included in the consolidated financial statements only up until then. SC Services International Ireland Ltd. was liquidated.

The consolidated Group was additionally expanded vis-à-vis the period January-September 2003 by the incorporation of Lufthansa Technik Aircraft Services Ireland Limited, 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., Giulietta Aircraft Leasing Limited and three companies that were newly consolidated only at the end of 2003 (AirLiance Materials LLC plus two real estate companies). Furthermore, 32 companies in the Catering segment were merged with other units and three other companies were liquidated in the second half of 2003.

The following tables show the main consequences of the changes in the group of consolidated companies in the year 2004.

Balance Sheet

	Group **30 September 2004** €m	of which from changes in the group of consolidated companies 1st–3rd quarter 2004 €m
Fixed assets	10,721	47
Current assets	8,558	21
Balance sheet total	19,279	68
Shareholders' equity	3,836	7
Minority interests	48	0*
Provisions and accruals	9,355	58
Long-term debt	3,570	7
Other liabilities	2,470	– 4

**below € 0.5 m*

Income Statement

	Group **January–September 2004** €m	of which from changes in the group of consolidated companies compared with 3rd quarter 2003 €m
Revenue	12,723	46
Operating income	13,793	74
Operating expenses	– 13,095	– 58
Profit from operating activities	698	16
Financial result	– 383	– 17
Profit from ordinary activities	315	– 1
Taxes and minority interests	– 151	0*
Net profit for the year	164	– 1

**below € 0.5 m*

Contingencies and events occuring after the balance sheet date

Contingent liabilities	30 September 2004 €m	31 December 2003 €m
from guarantees, bills and cheque charges	756	771
from warranty agreements	991	970
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €215m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2003 was €166m.

Of the contingent asset specified in the full-year consolidated financial statements for 2003 in connection with the sale of an equity interest amounting to €30m, €2m has been realised so far in 2004 and duly recognised in the cash flow and income statements. The remaining contingent asset was recalculated and now amounts to €25m for the subsequent years.

€47m accrued in the first nine months of 2004 from three aircraft sales that were already contractually agreed at the end of 2003. This resulted in book profits of €23m. Further sales proceeds of €16m and book profits of €8m will probably be realised in 2004 from one further firmly contracted aircraft sale up to the end of 2003 and two others in 2004 as well as a preliminary agreement on the sale of a building.

Procurement obligations of €3.0bn existed at the end of September 2004 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2003 the corresponding figure was €3.9bn.

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded. The previous identical authorisation expired on 15 June 2004.

Asset and financial position in the first three quarters of 2004

The asset and financial position at the end of the third quarter of 2004 was influenced notably by the capital increase carried out in June 2004 and, to a small extent, by the changes in the group of consolidated companies.

The Group's asset total at the end of the third quarter of 2004 was €19.3bn; this was 15.2 per cent or €2.5bn higher than the corresponding figure at end-2003. This increase was due almost entirely (€2,295m) to current assets, with the fixed asset total growing by only €240m. The companies newly consolidated in the course of 2004 contributed €47m to the increase in fixed assets and €68m to total asset growth. Whereas the rise in fixed assets was largely due to the addition of aircraft and spare engines, the expansion of current assets was fuelled by an increase of €682m in receivables and of €1,650m in liquid funds and securities. The capital increase carried out in the second quarter yielded €740m net.

€565m of the liquid funds were invested in the third quarter in equity and bond-based funds, which are jointly managed in a master fund. At the end of the financial year the fund's assets are to be assigned to a trustee,

the Lufthansa Pension Trust. This transfer to an independent custodian will give the employees an additional safeguard for their company pension entitlements in line with international standards.

On the liabilities side the equity total improved further by €1,183m of which €740m resulted from the capital increase carried out in June and €256m was attributable to the positive change in the market values of financial instruments. The equity ratio rose to 19.9 per cent compared with 15.9 per cent at end-2003.

The increase in the result before income tax by €667m to €276m (2003: loss of €391m) meant that the cash flow from operating activities likewise rose appreciably. It amounted to €1,415m and was 30.1 per cent or €327m higher than last year's comparable figure of €1,088m. The book profits of €292m contained in the result from the sale of the equity stake in Amadeus are assigned to investing activities. The working capital was virtually unchanged and contributed €289m to the cash flow (2003: €244m).

€532m of the cash flow from operating activities was expended on asset acquisitions while a further €692m was invested in securities, of which €565m for the Lufthansa Pension Trust. The capital expenditure of €1,292m, of which €987m was spent on purchases of and advance payments on aircraft, was partly offset by received interest and dividends as well as proceeds from the sale of the equity stake in Amadeus (€394m), aircraft sales (58m) and the disposal of Chef Solutions (€72m). The free cash flow thus came to €191m.

Financing activities, i.e. especially the capital increase, borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions and interest payments, resulted in a net inflow of €765m for the Group, so that its cash resources grew by €956m altogether.

At the end of the third quarter of 2004 the liquid funds exceeded the financial liabilities recorded on the balance sheet by €791m; at the end of 2003 the balance sheet had shown net indebtedness of €591m. As at 30 September 2004 Lufthansa's gearing, including its retirement benefit obligations, came to 99.4 per cent as against 185.4 per cent at the end of 2003.

Changes on the Executive and Supervisory Boards

On 15 June Lufthansa's Supervisory Board extended the contract of Executive Board member Stefan Lauer (49) by a further five years until 30 April 2010. Stefan Lauer is responsible on the board for aviation services and human resources.

Ilona Ritter, union secretary of the trade union ver.di, asked to be relieved of her Supervisory Board duties with effect from 30 June. Steffen Kühhirt, likewise union secretary of ver.di, was appointed by the district court of Cologne as her successor on Lufthansa's Supervisory Board with effect from 9 September 2004.

Segment Reporting Lufthansa Group January–September 2004

Business segment information January–September 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics**[1] Lufthansa Logistics group	**MRO**[1] Lufthansa Technik group	**Catering**[2] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[3]	Segment total
External revenue	8,109	1,776	1,230	1,436	–	172	–	12,723
– of which traffic revenue	7,950	1,702	–	–	–	–	–	9,652
Inter-segment revenue	353	9	1,017	376	–	286	–	2,041
Total revenue	8,462	1,785	2,247	1,812	–	458	–	14,764
Other segment income	520	83	108	83	– 142	20	601	1,273
– of which from investments accounted for using the equity method	– 2	7	4	10	– 142	–	– 3	– 126
Cost of materials	4,681	1,187	1,116	831	–	36	14	7,865
Staff costs	1,598	256	689	769	–	164	53	3,529
Amortisation and depreciation	488	84	73	129	–	21	13	808
– of which impairments	2	1	–	–	–	–	–	3
Other operating expenses	1,898	328	306	295	–	221	117	3,165
Segment results	**317**	**13**	**171**	**– 129**	**– 142**	**36**	**404**	**670**
– of which from investments accounted for using the equity method	– 2	7	4	10	– 142	–	– 3	– 126
Segment assets	8,191	1,385	1,884	1,408	199	192	3,125	16,384
– of which from investments accounted for using the equity method	182	7	83	69	199	–	4	544
Segment liabilities	7,252	648	1,368	786	–	220	1,422	11,696
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	923	133	61	32	–	34	122	1,305
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	–	55
Other significant non-cash items	–20	1	– 1	10	–	4	1	– 5
Average number of employees	34,691	5,063	18,113	30,606	–	3,169	1,136	92,778

**below €0.5 m*

[1] Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited

[2] Due to the disposal of Chef Solutions the comparability of previous year's figures is limited

[3] Due to the deconsolidation of START AMADEUS GmbH as from 28 February 2003 and the first-time consolidation of Lufthansa Flight Training GmbH from 1 January 2004 previous year's figures are not comparable

Business segment information January–September 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	7,153	1,583	1,191	1,649	–	160	81	11,817
– of which traffic revenue	6,982	1,559	–	–	–	–	–	8,541
Inter-segment revenue	321	10	957	357	–	287	31	1,963
Total revenue	7,474	1,593	2,148	2,006	–	447	112	13,780
Other segment income	836	106	97	95	–131	18	159	1,180
– of which from investments accounted for using the equity method	–14	3	3	4	–131	–	17	–118
Cost of materials	4,028	1,031	1,073	880	–	41	10	7,063
Staff costs	1,512	244	649	854	–	157	35	3,451
Amortisation and depreciation	534	86	68	308	–	23	25	1,044
– of which impairments	15	–	–	150	–	–	18	183
Other operating expenses	2,242	326	325	349	–	214	76	3,532
Segment results	**–6**	**12**	**130**	**–290**	**–131**	**30**	**125**	**–130**
– of which from investments accounted for using the equity method	–14	3	3	4	–131	–	17	–118
Segment assets	7,584	1,422	2,019	2,335	296	187	944	14,787
– of which from investments accounted for using the equity method	195	7	61	75	296	–	151	785
Segment liabilities	6,925	595	1,318	949	–	244	410	10,441
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	385	9	45	115	–	41	50	645
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	101	8	11	16	–	0*	0*	136
Average number of employees	35,058	5,144	17,786	32,789	–	3,105	835	94,717

**below €0.5m*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–September 2004	Segment total January–September 2003	Reconciliation January–September 2004	Reconciliation January–September 2003	Group January–September 2004	Group January–September 2003
External revenue	12,723	11,817	–	–	12,723	11,817
– of which traffic revenue	9,652	8,541	–	–	9,652	8,541
Inter-segment revenue	2,041	1,963	– 2,041	– 1,963	–	–
Total revenue	14,764	13,780	– 2,041	– 1,963	12,723	11,817
Other revenue	1,273	1,180	– 203	– 78	1,070	1,102
– of which from investments accounted for using the equity method	– 126	– 118	126	118	–	–
Cost of materials	7,865	7,063	– 1,797	– 1,702	6,068	5,361
Staff costs	3,529	3,451	– 4	– 3	3,525	3,448
Amortisation and depreciation	808	1,044	– 8	– 21	800	1,023
– of which impairments	3	183	–	– 18	3	165
Other operating expenses	3,165	3,532	– 463	– 447	2,702	3,085
Result	**670**	**– 130**	**28**	**132**	**698**	**2**
– of which from investments accounted for using the equity method	– 126	– 118	126	118	–	–
Assets	16,384	14,787	2,895	2,960	19,279	17,747
– of which from investments accounted for using the equity method	544	785	–	–	544	785
Liabilities	11,696	10,441	3,699	3,963	15,395	14,404
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–September 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	6,679	1,134	207	1,301	134	197	–	9,652
Other operating revenue	1,390	945	75	461	139	61	0*	3,071
Total revenue	8,069	2,079	282	1,762	273	258	0*	12,723

**below €0.5m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–September 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	5,923	1,029	165	1,129	113	182	–	8,541
Other operating revenue	1,419	1,150	84	397	161	65	0*	3,276
Total revenue	7,342	2,179	249	1,526	274	247	0*	11,817

**below €0.5m*
[1]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 September 2004

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN
Airbus A300	15	1	15	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	8	5	8	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	65	2	65	–	–	–
Boeing 747	38	2	33	–	5	–
Boeing 767	1	1	1	–	–	–
Boeing MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	16	4	63	–	5
ATR	16	13	–	–	–	16
Avro RJ85	18	13	–	18	–	–
Total	**380**	**57**	**254**	**81**	**24**	**21**

**4 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

Financial Data

2005

23 March	Press Conference and Analysts' Conference on 2004 result
11 May	Release of Interim Report January–March 2005
25 May	Annual General Meeting Cologne
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

The 3rd Interim Report 2004 is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2004. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/04